May 1, 2018

Mark Brunhofer and Sharon Blume
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    The Allstate Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed on February 26, 2018
File Number: 001-11840

Dear Mr. Brunhofer and Ms. Blume:

This letter is being submitted in response to the comments set forth in your letter dated April 18, 2018 to Mario Rizzo, Executive Vice President and Chief Financial Officer of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the comments in bold typeface, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 8. Reserve for Property and Casualty Insurance Claims and Claims Expense, page 169

1.
It is apparent that the prior period development as well as the incurred and paid claims presented in your three claims development tables beginning on page 171 are significantly different from those amounts recorded on your financial statements as presented in your rollforward of the claims reserve on page 169. This appears to be the case even when adjusting for amounts disclosed or derived from your Management's Discussion and Analysis for the lines of business that you exclude from your claims development tables (i.e., other personal lines, commercial lines, Service Businesses segment and Discontinued Lines and Coverages segment).

There are two primary differences between the information included in our loss development tables in Note 8, Reserve for Property and Casualty Insurance Claims and Claims Expense and the amounts recorded in our financial statements represented in the rollforward of reserve for property and casualty insurance claims and claims expense on page 169.

•
Claims development for years before 2013 - Pursuant to paragraph 944-40-50-4B of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) Topic 944 Financial Services - Insurance, disclosures about claims development by accident year should present information for the number of years for which claims incurred typically remain outstanding, but need not exceed 10 years including the most recent reporting period presented. The Company has provided five year loss development tables for auto insurance - liability and physical damage coverages and homeowners insurance as claims are substantially settled in five years. Providing five years of development is meaningful information for our users as reserve reestimates beyond five years represent approximately 0.1% of our 2017 incurred losses. Derived from pages 171 - 173 of the 2017 Form 10-K, the percentage of incurred claims to be paid out after five years for auto insurance - liability coverage, auto insurance - physical damage coverage and homeowners insurance is approximately 7%, zero and 2%, respectively. Claims development for years not included in the loss development tables typically represent reserve adjustments for claims subject to litigation, claims associated with auto unlimited personal injury protection or claims associated with homeowners bodily injury coverage.

•
Unallocated loss adjustment expenses (“ULAE”) - Pursuant to the illustrations in ASC 944-40-55-9E, allocated loss adjustment expenses (“ALAE”) are included in the loss development tables, whereas ULAE are included as a reconciling item in the reserve reconciliation table on page 174 of the 2017 Form 10-K. While the FASB did not define the components of ALAE and ULAE, ALAE represent claims handling expenses that have been assigned to an individual claim file and ULAE represent all other claims handling expenses that have not been assigned to a claim file.

We believe our presentation provides our readers meaningful information to facilitate analysis of the amount, timing and uncertainty of cash flows and the related development of claims reserve estimates of our business. In response to each of your bullets below, we have included reconciliations to our reported numbers.

•
Why your claims development tables for your auto liability and damages coverages appear to depict favorable prior year claims development of $594 million in 2017 when you disclose only $490 million of favorable development on page 66;

The following table provides a reconciliation of prior period development for auto insurance liability and physical damage coverage on pages 171-172 of the 2017 Form 10-K compared to the amounts reported in MD&A on page 66.

Auto - prior period development - (favorable)/unfavorable	December 31, 2017
Note 8 - Prior period development (2017 10-K pages 171-172)
Liability coverage	$(505)
Physical damage coverage	(89)
Total	(594)
Reconciling items
Prior year reserve reestimates for pre-2013 accident years (1)	15
Prior year reserve reestimates for ULAE
ULAE reserve reestimates	(43)
ULAE for house counsel (2)	135
Other	(3)
MD&A - prior period development (page 66 of 2017 10-K)	$(490)

(1)	Represents 0.2% of the average accident year auto insurance incurred losses.

(2)
Represents a portion of ULAE for house counsel included in the incurred development tables. Prospectively, we will remove all ULAE house counsel impacts from the development tables as they are included in the ULAE reconciliation table on page 174.

•	Why your claims development tables for your homeowners' line depicts favorable prior year claims development of $86 million in 2017 when you disclose $131 million of favorable development on page 66;
The following table provides a reconciliation of prior period development for homeowners insurance on page 173 of the 2017 Form 10-K compared to the MD&A on page 66.

Homeowners - prior period development - (favorable)/unfavorable	December 31, 2017
Note 8 - Prior period development (2017 10-K page 173)
Homeowners insurance	$(86)
Reconciling items
Prior year reserve reestimates for pre-2013 accident years (1)	(36)
Prior year reserve reestimates for ULAE	(8)
Other	(1)
MD&A - prior period development (page 66 of 2017 10-K)	$(131)

(1)
Represents 1.0% of the average accident year homeowners insurance incurred losses. The favorable change primarily relates to reestimates of homeowners bodily injury reserves as severity trends developed better than anticipated.

•
Why your auto and homeowners lines appear to have significantly higher levels of claims and claims expense in 2017 (derived from your earned premium information on page 42 and your loss ratio information on page 43) than that depicted in your claims development tables;

The following table provides a reconciliation of claims and claims expense for auto and homeowners derived from earned premium and loss ratios from pages 42 and 43 of the 2017 Form 10-K compared to the claims development tables on pages 171 - 173. As previously mentioned, ULAE reserves are not included in our loss development tables and are presented as a reconciling item in the reserve reconciliation table on page 174 of the 2017 Form 10-K. ULAE expenses are the most significant component of our loss ratio which is not required to be included in the paid and incurred development tables.

Claims and claims expense	December 31, 2017
	Auto	Homeowners
Earned premium (2017 10-K page 42)	$21,878	$7,310
Loss ratio (2017 10-K page 43)	68.9	67.2
Derived loss incurred	15,066	4,910

Incurred claims and allocated claims adjustment expenses (2017 10-K pages 171 - 173)	13,158	4,404
Prior year reserve reestimates for pre-2013 accident years	15	(36)
ULAE incurred	1,914	546
Other (1)	(21)	(4)
Loss incurred	$15,066	$4,910

(1)	Primarily relates to foreign currency translation adjustments on incurred losses for our Canadian operations.

•	Why your claims development tables present only approximately $16.5 billion of your approximately $21.2 billion of net claims payments in 2017 as depicted in the rollforward on page 169; and
The following table provides a reconciliation of net claims payments derived from the claims development tables on pages 171-173 of the 2017 Form 10-K to the rollforward on page 169. Consistent with our prior responses, the difference is attributable to claims paid from before 2013 and ULAE paid and also includes paid claims for lines of insurance other than auto insurance - liability and physical damage coverages and homeowners insurance.

Current year claims and claims expense paid	December 31, 2017
Note 8 - Paid claims (derived from 2017 10-K pages 171 - 173)	$16,491
2017 claim payments for
Other lines not included in incurred and paid claims development tables
Other personal lines claims (1)	991
Commercial lines claims	336
Service businesses	289
Discontinued lines and coverages claims	129
Claims paid for accident years before 2013	397
ULAE paid	2,634
Other	(109)
Note 8 - Paid claims (2017 10-K page 169)	$21,158

(1)
Other Personal Lines represents an accumulation of twenty-two separate coverages, including renter, condominium, landlord and other personal lines products, that have different development characteristics. No product separately accounts for more than 4% of total net reserves.

•
Your consideration for disclosing the information in response to the previous bullets along with clarifying information related to your lines not included in the claims development tables in an effort to provide meaningful information to investors to facilitate analyses of the amount, timing and uncertainty of cash flows and the related development of claims reserve estimates consistent with the objective outlined in paragraph BC2 of ASU 2015-09.

We will enhance our 2018 Form 10-K reserve for property and casualty insurance claims and claims expense note disclosures to add information to allow users to reconcile claims presented in the development tables to the amounts reported in our financial statements. The following tables include proposed modifications or additions to our development tables with the new information highlighted below.
New table - Total claims and claims expense incurred and paid
We plan to add a new table below the rollforward of reserve for property and casualty insurance claims and claims expense to supplement the loss development tables to provide the components of the current period total incurred and total paid.

Rollforward of reserve for property and casualty insurance claims and claims expense
($ in millions)	2017	2016	2015
Balance as of January 1	$25,250	$23,869	$22,923
Less reinsurance recoverables	6,184	5,892	5,694
Net balance as of January 1	19,066	17,977	17,229
SquareTrade acquisition as of January 3, 2017	17	—	—
Incurred claims and claims expense related to:
Current year	22,432	22,238	20,953
Prior years	(503)	(17)	81
Total incurred	21,929	22,221	21,034
Claims and claims expense paid related to:
Current year	14,194	14,222	13,660
Prior years	6,964	6,910	6,626
Total paid	21,158	21,132	20,286
Net balance as of December 31	19,854	19,066	17,977
Plus reinsurance recoverables	6,471	6,184	5,892
Balance as of December 31	$26,325	$25,250	$23,869

Total claims and claims expense incurred and paid	December 31, 2017
($ in millions)	Incurred	Paid
Allstate Protection
Auto insurance - Liability coverage	$8,116	$7,369
Auto insurance - Physical damage coverage	5,042	4,980
Homeowners insurance	4,404	4,142
Total auto and homeowners insurance	17,562	16,491
Other personal lines	988	991
Commercial lines	333	336
Service Businesses	336	129
Discontinued Lines and Coverages	80	289
ULAE	2,676	2,634
Claims incurred and paid from before 2013	(21)	397
Other	(25)	(109)
Total	$21,929	$21,158

Loss development tables - We will add the prior year reserve reestimates to the incurred claims and allocated claim adjustment expense, net of reinsurance development tables included in the reserve for property and casualty insurance claims and claims expense note of our 2018 Form 10-K, showing the reconciling items to allow users to reconcile the amounts reported in our 2018 Form 10-K MD&A.
Auto Insurance - Liability Coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of reinsurance						IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,						As of December 31, 2017
Accident year	(unaudited)	(unaudited)	(unaudited)	(unaudited)		Prior year reserve reestimates
	2013	2014	2015	2016	2017
2013	$7,461	$7,429	$7,446	$7,387	$7,317	$(70)	$513	2,114,149
2014	—	7,889	7,955	7,882	7,785	(97)	951	2,194,476
2015	—	—	8,896	8,816	8,721	(95)	1,828	2,380,096
2016	—	—	—	9,169	8,926	(243)	3,149	2,387,023
2017	—	—	—	—	8,621		5,465	2,112,379
				Total	$41,370	$(505)
Reconciliation to total prior year reserve reestimates recognized by line
Prior year reserve reestimates for pre-2013 accident years						15
Prior year reserve reestimates for ULAE						104
Other						(3)
Total prior year reserve reestimates						$(389)
Auto Insurance - Physical Damage Coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of reinsurance						IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,						As of December 31, 2017
Accident year	(unaudited)	(unaudited)	(unaudited)	(unaudited)		Prior year reserve reestimates
	2013	2014	2015	2016	2017
2013	$3,894	$3,866	$3,854	$3,844	$3,842	$(2)	$513	2,114,149
2014	—	4,308	4,296	4,270	4,273	3	951	2,194,476
2015	—	—	4,663	4,688	4,676	(12)	1,828	2,380,096
2016	—	—	—	5,136	5,058	(78)	3,149	2,387,023
2017	—	—	—	—	5,131		5,465	2,112,379
				Total	$22,980	$(89)
Reconciliation to total prior year reserve reestimates recognized by line
Prior year reserve reestimates for ULAE						(12)
Total prior year reserve reestimates						$(101)

Homeowners Insurance

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of reinsurance						IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,						As of December 31, 2017
Accident year	(unaudited)	(unaudited)	(unaudited)	(unaudited)		Prior year reserve reestimates
	2013	2014	2015	2016	2017
2013	$3,098	$3,170	$3,163	$3,142	$3,121	$(21)	$513	2,114,149
2014	—	3,608	3,651	3,653	3,621	(32)	951	2,194,476
2015	—	—	3,572	3,622	3,560	(62)	1,828	2,380,096
2016	—	—	—	3,972	4,001	29	3,149	2,387,023
2017	—	—	—	—	4,490		5,465	2,112,379
				Total	$18,793	$(86)
Reconciliation to total prior year reserve reestimates recognized by line
Prior year reserve reestimates for pre-2013 accident years						(36)
Prior year reserve reestimates for ULAE						(8)
Other						(1)
Total prior year reserve reestimates						$(131)
The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact Ken Marcotte, Vice President Financial Reporting, at (847) 402-7165 or me at (847) 402-9281.

Very truly yours,

/s/ Eric K. Ferren

Eric K. Ferren
Senior Vice President, Controller, and Chief Accounting Officer